SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 4

                   Under the Securities Exchange Act of 1934

                         La Jolla Pharmaceutical Company
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    503459109
                                 --------------
                                 (CUSIP Number)

                                 Hilary Strain
                       One Embarcadero Center, Suite 4050
                            San Francisco, CA 94111
                                 (415) 362-4022
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 29, 2004
                                -----------------
            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

        Check the following box if a fee is being paid with this statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                               Page 1 of 16 Pages

CUSIP NO. 503459109                                            13 D                                                   2 of 16 Pages
------------------------- ----------------------------------------------------------------------------------------------------------
(1)                       NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          Alta Partners
------------------------- ----------------------------------------------------------------------------------------------------------
(2)                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                                       (b) [X]
------------------------- ----------------------------------------------------------------------------------------------------------
(3)                       SEC USE ONLY

------------------------- ----------------------------------------------------------------------------------------------------------
(4)                       SOURCE OF FUNDS*

                          WC
------------------------- ----------------------------------------------------------------------------------------------------------
(5)                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEMS 2(d) OR 2(e)                                                                   [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(6)                       CITIZENSHIP OR PLACE OF ORGANIZATION

                          California
------------------------- ----------------------------------------------------------------------------------------------------------
                                        EXIT FILING

        NUMBER OF         (7)       SOLE VOTING POWER              0
         SHARES
      BENEFICIALLY        ----------------------------------------------------------------------------------------------------------
        OWNED BY          (8)       SHARED VOTING POWER            2,826,451
          EACH
       REPORTING
         PERSON           ----------------------------------------------------------------------------------------------------------
          WITH            (9)       SOLE DISPOSITIVE POWER         0

                          ----------------------------------------------------------------------------------------------------------
                          (10)      SHARED DISPOSITIVE POWER       2,826,451

------------------------- ----------------------------------------------------------------------------------------------------------
(11)                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,826,451
------------------------- ----------------------------------------------------------------------------------------------------------
(12)                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(13)                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          4.6%  EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(14)                      TYPE OF REPORTING PERSON*

                          IA
------------------------- ----------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 503459109                                            13 D                                                   3 of 16 Pages
------------------------- ----------------------------------------------------------------------------------------------------------
(1)                       NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          Alta BioPharma Partners, L.P.
------------------------- ----------------------------------------------------------------------------------------------------------
(2)                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                                       (b) [X]
------------------------- ----------------------------------------------------------------------------------------------------------
(3)                       SEC USE ONLY

------------------------- ----------------------------------------------------------------------------------------------------------
(4)                       SOURCE OF FUNDS*

                          WC
------------------------- ----------------------------------------------------------------------------------------------------------
(5)                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEMS 2(d) OR 2(e)                                                                   [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(6)                       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware
------------------------- ----------------------------------------------------------------------------------------------------------
                                        EXIT FILING

       NUMBER OF          (7)       SOLE VOTING POWER              0
         SHARES
      BENEFICIALLY        ----------------------------------------------------------------------------------------------------------
        OWNED BY          (8)       SHARED VOTING POWER            2,826,451
          EACH
       REPORTING
         PERSON           ----------------------------------------------------------------------------------------------------------
          WITH            (9)       SOLE DISPOSITIVE POWER         0

                          ----------------------------------------------------------------------------------------------------------
                          (10)      SHARED DISPOSITIVE POWER       2,826,451

------------------------- ----------------------------------------------------------------------------------------------------------
(11)                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,826,451
------------------------- ----------------------------------------------------------------------------------------------------------
(12)                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(13)                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          4.6%  EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(14)                      TYPE OF REPORTING PERSON*

                          PN
------------------------- ----------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 503459109                                            13 D                                                   4 of 16 Pages
------------------------- ----------------------------------------------------------------------------------------------------------
(1)                       NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          Alta Embarcadero BioPharma Partners, LLC
------------------------- ----------------------------------------------------------------------------------------------------------
(2)                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                                       (b) [X]
------------------------- ----------------------------------------------------------------------------------------------------------
(3)                       SEC USE ONLY

------------------------- ----------------------------------------------------------------------------------------------------------
(4)                       SOURCE OF FUNDS*

                          WC
------------------------- ----------------------------------------------------------------------------------------------------------
(5)                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEMS 2(d) OR 2(e)                                                                   [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(6)                       CITIZENSHIP OR PLACE OF ORGANIZATION

                          California
------------------------- ----------------------------------------------------------------------------------------------------------
                                        EXIT FILING

       NUMBER OF          (7)       SOLE VOTING POWER              0
         SHARES
      BENEFICIALLY        ----------------------------------------------------------------------------------------------------------
        OWNED BY          (8)       SHARED VOTING POWER            2,826,451
          EACH
       REPORTING
         PERSON           ----------------------------------------------------------------------------------------------------------
          WITH            (9)       SOLE DISPOSITIVE POWER         0

                          ----------------------------------------------------------------------------------------------------------
                          (10)      SHARED DISPOSITIVE POWER       2,826,451

------------------------- ----------------------------------------------------------------------------------------------------------
(11)                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,826,451
------------------------- ----------------------------------------------------------------------------------------------------------
(12)                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(13)                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          4.6%  EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(14)                      TYPE OF REPORTING PERSON*

                          CO
------------------------- ----------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 503459109                                            13 D                                                   5 of 16 Pages
------------------------- ----------------------------------------------------------------------------------------------------------
(1)                       NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          La Jolla Chase Partners (Alta Bio), LLC
------------------------- ----------------------------------------------------------------------------------------------------------
(2)                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                                       (b) [X]
------------------------- ----------------------------------------------------------------------------------------------------------
(3)                       SEC USE ONLY

------------------------- ----------------------------------------------------------------------------------------------------------
(4)                       SOURCE OF FUNDS*

                          WC
------------------------- ----------------------------------------------------------------------------------------------------------
(5)                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEMS 2(d) OR 2(e)                                                                   [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(6)                       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Deleware
------------------------- ----------------------------------------------------------------------------------------------------------
                                        EXIT FILING

       NUMBER OF          (7)       SOLE VOTING POWER              0
         SHARES
      BENEFICIALLY        ----------------------------------------------------------------------------------------------------------
        OWNED BY          (8)       SHARED VOTING POWER            2,826,451
          EACH
       REPORTING
         PERSON           ----------------------------------------------------------------------------------------------------------
          WITH            (9)       SOLE DISPOSITIVE POWER         0

                          ----------------------------------------------------------------------------------------------------------
                          (10)      SHARED DISPOSITIVE POWER       2,826,451

------------------------- ----------------------------------------------------------------------------------------------------------
(11)                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,826,451
------------------------- ----------------------------------------------------------------------------------------------------------
(12)                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(13)                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          4.6%  EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(14)                      TYPE OF REPORTING PERSON*

                          CO
------------------------- ----------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 503459109                                            13 D                                                   6 of 16 Pages
------------------------- ----------------------------------------------------------------------------------------------------------
(1)                       NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          Alta BioPharma Management, LLC
------------------------- ----------------------------------------------------------------------------------------------------------
(2)                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                                       (b) [X]
------------------------- ----------------------------------------------------------------------------------------------------------
(3)                       SEC USE ONLY

------------------------- ----------------------------------------------------------------------------------------------------------
(4)                       SOURCE OF FUNDS*

                          WC
------------------------- ----------------------------------------------------------------------------------------------------------
(5)                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEMS 2(d) OR 2(e)                                                                   [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(6)                       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Deleware
------------------------- ----------------------------------------------------------------------------------------------------------
                                        EXIT FILING

       NUMBER OF          (7)       SOLE VOTING POWER              0
         SHARES
      BENEFICIALLY        ----------------------------------------------------------------------------------------------------------
        OWNED BY          (8)       SHARED VOTING POWER            2,826,451
          EACH
       REPORTING
         PERSON           ----------------------------------------------------------------------------------------------------------
          WITH            (9)       SOLE DISPOSITIVE POWER         0

                          ----------------------------------------------------------------------------------------------------------
                          (10)      SHARED DISPOSITIVE POWER       2,826,451

------------------------- ----------------------------------------------------------------------------------------------------------
(11)                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,826,451
------------------------- ----------------------------------------------------------------------------------------------------------
(12)                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(13)                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          4.6%  EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(14)                      TYPE OF REPORTING PERSON*

                          CO
------------------------- ----------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 503459109                                            13 D                                                   7 of 16 Pages
------------------------- ----------------------------------------------------------------------------------------------------------
(1)                       NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          Alta/Chase BioPharma Management, LLC
------------------------- ----------------------------------------------------------------------------------------------------------
(2)                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                                       (b) [X]
------------------------- ----------------------------------------------------------------------------------------------------------
(3)                       SEC USE ONLY

------------------------- ----------------------------------------------------------------------------------------------------------
(4)                       SOURCE OF FUNDS*

                          WC
------------------------- ----------------------------------------------------------------------------------------------------------
(5)                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEMS 2(d) OR 2(e)                                                                   [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(6)                       CITIZENSHIP OR PLACE OF ORGANIZATION

                          Deleware
------------------------- ----------------------------------------------------------------------------------------------------------
                                        EXIT FILING

        NUMBER OF         (7)       SOLE VOTING POWER              0
         SHARES
      BENEFICIALLY        ----------------------------------------------------------------------------------------------------------
        OWNED BY          (8)       SHARED VOTING POWER            2,826,451
          EACH
       REPORTING
         PERSON           ----------------------------------------------------------------------------------------------------------
          WITH            (9)       SOLE DISPOSITIVE POWER         0

                          ----------------------------------------------------------------------------------------------------------
                          (10)      SHARED DISPOSITIVE POWER       2,826,451

------------------------- ----------------------------------------------------------------------------------------------------------
(11)                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,826,451     EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(12)                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(13)                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          4.6%  EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(14)                      TYPE OF REPORTING PERSON*

                          CO
------------------------- ----------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 503459109                                            13 D                                                   8 of 16 Pages
------------------------- ----------------------------------------------------------------------------------------------------------
(1)                       NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          Jean Deleage
------------------------- ----------------------------------------------------------------------------------------------------------
(2)                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                                       (b) [X]
------------------------- ----------------------------------------------------------------------------------------------------------
(3)                       SEC USE ONLY

------------------------- ----------------------------------------------------------------------------------------------------------
(4)                       SOURCE OF FUNDS*

                          AF
------------------------- ----------------------------------------------------------------------------------------------------------
(5)                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEMS 2(d) OR 2(e)                                                                   [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(6)                       CITIZENSHIP OR PLACE OF ORGANIZATION

                          U.S.A.
------------------------- ----------------------------------------------------------------------------------------------------------
                                        EXIT FILING

        NUMBER OF         (7)       SOLE VOTING POWER              0
         SHARES
      BENEFICIALLY        ----------------------------------------------------------------------------------------------------------
        OWNED BY          (8)       SHARED VOTING POWER            2,826,451
          EACH
       REPORTING
         PERSON           ----------------------------------------------------------------------------------------------------------
          WITH            (9)       SOLE DISPOSITIVE POWER         0

                          ----------------------------------------------------------------------------------------------------------
                          (10)      SHARED DISPOSITIVE POWER       2,826,451

------------------------- ----------------------------------------------------------------------------------------------------------
(11)                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,826,451     EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(12)                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(13)                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          4.6%  EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(14)                      TYPE OF REPORTING PERSON*

                          IN
------------------------- ----------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 503459109                                           13 D                                                   9 of 16 Pages
------------------------- ----------------------------------------------------------------------------------------------------------
(1)                       NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          Garrett Gruener
------------------------- ----------------------------------------------------------------------------------------------------------
(2)                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                                       (b) [X]
------------------------- ----------------------------------------------------------------------------------------------------------
(3)                       SEC USE ONLY

------------------------- ----------------------------------------------------------------------------------------------------------
(4)                       SOURCE OF FUNDS*

                          AF
------------------------- ----------------------------------------------------------------------------------------------------------
(5)                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEMS 2(d) OR 2(e)                                                                   [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(6)                       CITIZENSHIP OR PLACE OF ORGANIZATION

                          U.S.A.
------------------------- ----------------------------------------------------------------------------------------------------------
                                        EXIT FILING

        NUMBER OF         (7)       SOLE VOTING POWER              0
         SHARES
      BENEFICIALLY        ----------------------------------------------------------------------------------------------------------
        OWNED BY          (8)       SHARED VOTING POWER            2,826,451
          EACH
       REPORTING
         PERSON           ----------------------------------------------------------------------------------------------------------
          WITH            (9)       SOLE DISPOSITIVE POWER         0

                          ----------------------------------------------------------------------------------------------------------
                          (10)      SHARED DISPOSITIVE POWER       2,826,451

------------------------- ----------------------------------------------------------------------------------------------------------
(11)                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


------------------------- ----------------------------------------------------------------------------------------------------------
(12)                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(13)                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          4.6%  EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(14)                      TYPE OF REPORTING PERSON*

                          IN
------------------------- ----------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  503459109                                           13 D                                                   10 of 16 Pages
------------------------- ----------------------------------------------------------------------------------------------------------
(1)                       NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          Daniel Janney
------------------------- ----------------------------------------------------------------------------------------------------------
(2)                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                                       (b) [X]
------------------------- ----------------------------------------------------------------------------------------------------------
(3)                       SEC USE ONLY

------------------------- ----------------------------------------------------------------------------------------------------------
(4)                       SOURCE OF FUNDS*

                          AF
------------------------- ----------------------------------------------------------------------------------------------------------
(5)                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEMS 2(d) OR 2(e)                                                                   [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(6)                       CITIZENSHIP OR PLACE OF ORGANIZATION

                          U.S.A.
------------------------- ----------------------------------------------------------------------------------------------------------
                                        EXIT FILING


        NUMBER OF         (7)       SOLE VOTING POWER              0
         SHARES
      BENEFICIALLY        ----------------------------------------------------------------------------------------------------------
        OWNED BY          (8)       SHARED VOTING POWER            2,826,451
          EACH
       REPORTING
         PERSON           ----------------------------------------------------------------------------------------------------------
          WITH            (9)       SOLE DISPOSITIVE POWER         0

                          ----------------------------------------------------------------------------------------------------------
                          (10)      SHARED DISPOSITIVE POWER       2,826,451

------------------------- ----------------------------------------------------------------------------------------------------------
(11)                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,826,451     EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(12)                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(13)                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          4.6%  EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(14)                      TYPE OF REPORTING PERSON*

                          IN
------------------------- ----------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  503459109                                           13 D                                                   11 of 16 Pages
------------------------- ----------------------------------------------------------------------------------------------------------
(1)                       NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          Alix Marduel
------------------------- ----------------------------------------------------------------------------------------------------------
(2)                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                                       (b) [X]
------------------------- ----------------------------------------------------------------------------------------------------------
(3)                       SEC USE ONLY

------------------------- ----------------------------------------------------------------------------------------------------------
(4)                       SOURCE OF FUNDS*

                          AF
------------------------- ----------------------------------------------------------------------------------------------------------
(5)                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEMS 2(d) OR 2(e)                                                                   [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(6)                       CITIZENSHIP OR PLACE OF ORGANIZATION

                          U.S.A.
------------------------- ----------------------------------------------------------------------------------------------------------
                                        EXIT FILING

        NUMBER OF         (7)       SOLE VOTING POWER              0
         SHARES
      BENEFICIALLY        ----------------------------------------------------------------------------------------------------------
        OWNED BY          (8)       SHARED VOTING POWER            2,826,451
          EACH
       REPORTING
         PERSON           ----------------------------------------------------------------------------------------------------------
          WITH            (9)       SOLE DISPOSITIVE POWER         0

                          ----------------------------------------------------------------------------------------------------------
                          (10)      SHARED DISPOSITIVE POWER       2,826,451

------------------------- ----------------------------------------------------------------------------------------------------------
(11)                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,826,451     EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(12)                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(13)                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          4.6%  EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(14)                      TYPE OF REPORTING PERSON*

                          IN
------------------------- ----------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  503459109                                           13 D                                                   12 of 16 Pages
------------------------- ----------------------------------------------------------------------------------------------------------
(1)                       NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          Guy Nohra
------------------------- ----------------------------------------------------------------------------------------------------------
(2)                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                                       (b) [X]
------------------------- ----------------------------------------------------------------------------------------------------------
(3)                       SEC USE ONLY

------------------------- ----------------------------------------------------------------------------------------------------------
(4)                       SOURCE OF FUNDS*

                          AF
------------------------- ----------------------------------------------------------------------------------------------------------
(5)                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEMS 2(d) OR 2(e)                                                                   [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(6)                       CITIZENSHIP OR PLACE OF ORGANIZATION

                          U.S.A.
------------------------- ----------------------------------------------------------------------------------------------------------
                                        EXIT FILING

        NUMBER OF         (7)       SOLE VOTING POWER              0
         SHARES
      BENEFICIALLY        ----------------------------------------------------------------------------------------------------------
        OWNED BY          (8)       SHARED VOTING POWER            2,826,451
          EACH
       REPORTING
         PERSON           ----------------------------------------------------------------------------------------------------------
          WITH            (9)       SOLE DISPOSITIVE POWER         0

                          ----------------------------------------------------------------------------------------------------------
                          (10)      SHARED DISPOSITIVE POWER       2,826,451

------------------------- ----------------------------------------------------------------------------------------------------------
(11)                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,826,451    EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(12)                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

------------------------- ----------------------------------------------------------------------------------------------------------
(13)                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          4.6%  EXIT FILING
------------------------- ----------------------------------------------------------------------------------------------------------
(14)                      TYPE OF REPORTING PERSON*

                          IN
------------------------- ----------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

        This Statement on Schedule D relates to the Common Stock, $0.001 par value per share (the "Shares"), of La Jolla Pharmaceutical Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6455 Nancy Ridge Drive, San Diego, California 92121.

        EXIT FILING --- The outstanding shares of La Jolla Pharmaceutical Company increased to 61,400,323, resulting in the shares held by the funds affiliated with Alta Partners to drop to 4.6% ownership. See Item 5 (a)


Item 2. Identity and Background.

        (a) This Exit Filing is filed by Alta BioPharma Partners, L.P., a Delaware limited partnership ("Alta BioPharma"), and Alta Embarcadero BioPharma Partners, LLC, a California limited liability company ("Embarcadero LLC"), and La Jolla Chase Partners (Alta Bio), LLC, a Delaware LLC ("La Jolla Alta Bio") by virtue of their direct beneficial ownership of Shares, by Alta BioPharma Management, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma, by Alta/Chase BioPharma Management LLC, a Delaware limited liability company (Alta/Chase Management) by virtue of being the sole managing director of La Jolla Chase Partners (Alta Bio), LLC and by Alta Partners, a California corporation ("Alta Partners"), by virtue of being the management advisory company of these entities. Alta BioPharma, Embarcadero LLC, La Jolla Alta Bio, Alta Management, Alta/Chase Management and Alta Partners are collectively referred to as the "Reporting Persons." Jean Deleage, Garrett Gruener, Dan Janney, Alix Marduel, and Guy Nohra (the "Partners") are the managing directors of Alta Management, Alta/Chase Management and officers of Alta Partners. By virtue of the relationships described above and their roles with Alta Partners, each of the Partners may be deemed to control Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the Shares held by each entity. However, none of the Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by the entities and, as a result, the Partners disclaim beneficial ownership of the Shares directly beneficially owned by each entity, except to the extent of their pecuniary interest in each entity. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. Certain of the Partners are members of Embarcadero LLC and certain members of Embarcadero LLC are affiliates of Alta Partners.

        (b) The principal executive offices of Alta BioPharma, Embarcadero LLC, La Jolla Alta Bio, Alta Management, Alta/Chase Management and Alta Partners, and the business address of each Partner, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

        (c) Alta Partners provides investment advisory services to several venture capital funds. Alta BioPharma, La Jolla Alta Bio and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta/Chase Management and Alta Management's principal business is acting as managing director of La Jolla Alta Bio and Alta BioPharma, respectively. Each of the Partners' principal business is acting as a managing director of Alta Management and Alta/Chase Management and as an officer of Alta Partners.

        (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

                                 13 of 16 Pages

        (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the Partners, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

        (f) Alta Partners is a California corporation. Alta BioPharma is a Delaware limited partnership. Embarcadero LLC is a California limited liability corporation. La Jolla Alta Bio is a Delaware limited liability company. Alta Management and Alta/Chase Management are Delaware limited liability companies. Each of the Partners is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

        N/A Exit Filing The outstanding shares of La Jolla Pharmaceutical Company increased to 61,400,323, resulting in the shares held by the funds affiliated with Alta Partners to drop to 4.6% ownership. See Item 5 (a).


Item 4. Purpose of Transaction.

        Exit Filing ---- See Item 5 (a)


Item 5. Interest in Securities of the Issuer.

        Exit Filing ------ The funds affiliated with Alta Partners beneficially own 2,826,451 shares or approximately 4.6% of the shares deemed outstanding by the Company (61,400,323) as of November 30, 2004. Alta BioPharma is the direct beneficial owner of 1,756,883 shares of Common Stock or approximately 2.86% of the shares deemed outstanding by the Company (61,400,323) as of November 30, 2004. La Jolla Alta Bio is the direct beneficial owner of 1,003,348 shares of Common Stock or approximately 1.63% of the shares deemed outstanding by the Company (61,400,323) as of November 30, 2004. Embarcadero LLC is the direct beneficial owner of 66,220 shares of Common Stock or approximately 0.11% of the shares deemed outstanding by the Company (61,400,323) as of November 30, 2004


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Exit Filing


Item 7. Material to be Filed as Exhibits.

        None

                                 14 of 16 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 29, 2004

Alta Partners                           Alta BioPharma Partners, L.P.
By: /s/ Jean Deleage                    By: Alta BioPharma Management, LLC
--------------------                    Its General Partner
Jean Deleage, Vice President


Alta BioPharma Management, LLC          By: /s/ Daniel Janney
                                        ---------------------
                                        Daniel Janney, Managing Director


By: /s/ Jean Deleage                    La Jolla Chase Partners (Alta Bio), LLC
--------------------
Jean Deleage, Member

                                        By: Alta/Chase BioPharma Management, LLC
Alta/Chase BioPharma Management, LLC        Its Managing Member


By: /s/ Daniel Janney                   By: /s/ Daniel Janney
---------------------                   ---------------------
Daniel Janney, Member                   Daniel Janney, Member


Alta Embarcadero BioPharma Partners, LLC


By: /s/ Jean Deleage
--------------------
Jean Deleage, Member


/s/ Jean Deleage                                       /s/ Guy Nohra
----------------                                       -------------
Jean Deleage                                           Guy Nohra


/s/ Garrett Gruener                                    /s/ Alix Marduel
-------------------                                    ----------------
Garrett Gruener                                        Alix Marduel


/s/ Daniel Janney
-----------------
Daniel Janney

                                 15 of 16 Pages

                                    EXHIBIT A
                             Joint Filing Statement

        We, the  undersigned,  hereby  express our  agreement  that the attached
Schedule 13D is filed on behalf of each of us.

Date: December 29, 2004


Alta Partners                           Alta BioPharma Partners, L.P.

By: /s/ Jean Deleage                    By: Alta BioPharma Management, LLC
--------------------                    Its General Partner
Jean Deleage, Vice President


Alta BioPharma Management, LLC          By: /s/ Daniel Janney
                                        ---------------------
                                        Daniel Janney, Managing Director


By: /s/ Jean Deleage                    La Jolla Chase Partners (Alta Bio), LLC
--------------------
Jean Deleage, Member


                                        By: Alta/Chase BioPharma Management, LLC
Alta/Chase BioPharma Management, LLC        Its Managing Member


By: /s/ Daniel Janney                   By: /s/ Daniel Janney
---------------------                   ---------------------
Daniel Janney, Member                   Daniel Janney, Member

Alta Embarcadero BioPharma Partners, LLC


By: /s/ Jean Deleage
--------------------
Jean Deleage, Member


/s/ Jean Deleage                                       /s/ Guy Nohra
----------------                                       -------------
Jean Deleage                                           Guy Nohra


/s/ Garrett Gruener                                    /s/ Alix Marduel
-------------------                                    ----------------
Garrett Gruener                                        Alix Marduel


/s/ Daniel Janney
-----------------
Daniel Janney

                                 16 of 16 Pages